UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Highlights

•	SQM will hold a hybrid Investor Day virtually and at the New York Stock Exchange on September 15, 2022. For more information or to register please visit https://sqm.connectid.cloud/.

•	As a result of our operations during the first half of the year, over US$2.2 billion will go to public coffers.

•	SQM reported net income(1) for the six months ended June 30, 2022 of US$1,655.4 million.

•	Earnings per share totaled US$5.80 for the first half of 2022, higher than the US$0.55 reported for the first half of 2021.

•	Revenues for the first half of 2022 were US$4,618.6 million.

SQM will hold a conference call to discuss these results on Thursday, August 18, at 12:00pm ET (12:00pm Chile time).

Participant Dial-In (Toll Free):	1-855-238-1018

Participant International Dial-In:	1-412-542-4107

Webcast:	https://services.choruscall.com/links/sqm220818.html

Santiago, Chile. August 17, 2022.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) today reported earnings for the six months ended June 30, 2022 of US$1,655.4 million (US$5.80 per share), an over 940% increase from US$157.8 million (US$0.55 per share) reported for the six months ended June 30, 2021. Gross profit reached US$2,462.1 million (53.3% of revenues) for the six months ended June 30, 2022, 663% higher than US$322.5 million (28.9% of revenues) recorded for the six months ended June 30, 2021. Revenues totaled US$4,618.6 million for the six months ended June 30, 2022, representing an increase of 314% compared to US$1,116.5 million reported for the six months ended June 30, 2021.

The Company also announced earnings for the second quarter of 2022 of US$859.3 million (US$3.01 per share), an increase of 857% compared to US$89.8 million (US$0.31 per share) for the second quarter of 2021. Gross profit for the second quarter of 2022 reached US$1,297.4 million, 598% higher than the US$185.9 million recorded for the second quarter 2021. Revenues totaled US$2,598.8 million for the second quarter 2022, an increase of approximately 342% compared to US$588.0 million for the second quarter of 2021.

SQM’s Chief Executive Officer, Ricardo Ramos, stated: “We are very pleased with our results for the first half of the year. These results were related to favorable market conditions related to fertilizers, iodine and lithium and decades of investment, hard work, R&D and know-how. In fact, this year we are celebrating 25 years in the lithium industry. During this time, we have become a great partner to the government in this “public-private” alliance with CORFO.

SQM S.A. 2Q2022 Earnings Release	2

As a result of our operations during the first half of the year, over US$2.2 billion are going to public coffers due to the lithium operations. More than financial contributions, we are content that we have been able to develop the Salar de Atacama in such a way that we have become a world-renowned, integrated producer of value-added lithium products in Chile that are directly used in cutting edge batteries all over the world creating value to the local surrounding communities. All of this through a successful public-private partnership.”

He closed by saying: “We are close to reach 180,000 metric tons of lithium carbonate capacity and as mentioned previously, we are not stopping there. Today, we are working to complete a lithium carbonate capacity of 210,000 metric ton of sought after, top quality, value-added product which will be produced right here in Chile. We remain committed to reducing our usage of brine and water through technology and continuous innovation. This new capacity will let us produce high value-added lithium products to power more than 5 million electric vehicles.”

Sustainable Development

We have made progress with our certification strategy and in May 2022, we completed the IRMA on-site audit. We also participated in the DJSI and CDP climate change evaluations, the results of which we expect to have during the fourth quarter of this year.

Segment Analysis

Lithium and Derivatives

Revenues from the lithium and derivatives business line totaled US$3,293.0 million during the six months ended June 30, 2022, an increase of 1,004% compared to US$298.3 million recorded for the six months ended June 30, 2021.

Revenues for lithium and derivatives during the second quarter 2022 increased 1,033% compared to the second quarter 2021. Total revenues amounted to US$1,846.6 million during the second quarter of 2022, compared to US$163.0 million in the second quarter of 2021.

Lithium and Derivatives Sales Volumes and Revenues:

		6M2022	6M2021	2022/2021
Lithium and Derivatives	Th. MT	72.3	48.1	24.2	50%
Lithium and Derivatives Revenues	MUS$	3,293.0	298.3	2,994.7	1004%

		2Q2022	2Q2021	2022/2021
Lithium and Derivatives	Th. MT	34.2	24.2	10.0	41%
Lithium and Derivatives Revenues	MUS$	1,846.6	163.0	1,683.6	1033%

Our positive results in the lithium market were due to significantly higher prices during the second quarter 2022 when compared to the first quarter 2022. Our average prices surpassed US$54,000 per metric ton and our production volumes have grown in such a way that our exports from Chile during the second quarter, reached record volumes, signalling that sales volumes in the upcoming quarters will continue to increase. We now believe that sales volumes this year will reach at least 145,000 metric tons.

In recent months, we have seen strong indicators relating to demand growth, particularly in China where electric vehicle sales have been very strong. In fact, it was reported that electric vehicles sales were over double in June 2022 when compared to the same period last year. We believe lithium demand will grow at least 35% this year when compared to last year. As we have seen in the past, a lot of new lithium supply outside of SQM has been delayed and slow to come online, as a result of this, we believe that the supply/demand balance will be tight for the remainder of the year and that this high price environment could continue throughout 2022.

We have been able to renegotiate some fixed contracts. Our distribution of sales volumes today is approximately 70% of the sales volumes are completely variable prices tied to specific benchmarks, approximately 15% are still under negotiation, while approximately 15% of the sales volumes we expect to sell in 2022 are contracted at a fixed price or at a variable price with specific floors and ceilings.

Gross profit(2) for the Lithium and Derivatives segment accounted for approximately 73% of SQM’s consolidated gross profit for the six months ended June 30, 2022.

Specialty Plant Nutrition (SPN)

Revenues from the specialty plant nutrition business line for the six months ended June 30, 2022 totaled US$605.6 million, an increase of 47.3% compared to US$411.2 million reported for the six months ended June 30, 2021.

Second quarter 2022 revenues reached US$330.3 million, an increase of 52.1% compared to US$217.2 million reported in the second quarter 2021.

Specialty Plant Nutrition Sales Volumes and Revenues:

		6M2022	6M2021	2022/2021
Specialty Plant Nutrition Total Volumes	Th. MT	440.8	576.7	-135.9	-24%
Sodium Nitrate	Th. MT	6.4	15.6	-9.1	-59%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	262.6	337.5	-74.9	-22%
Specialty Blends	Th. MT	105.3	139.0	-33.7	-24%
Other specialty plant nutrients (*)	Th. MT	66.5	84.7	-18.2	-22%
Specialty Plant Nutrition Revenues	MUS$	605.6	411.2	194.4	47%

		2Q2022	2Q2021	2022/2021
Specialty Plant Nutrition Total Volumes	Th. MT	230.1	296.2	-66.1	-22%
Sodium Nitrate	Th. MT	2.4	10.5	-8.1	-77%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	138.3	174.3	-36.0	-21%
Specialty Blends	Th. MT	55.3	72.4	-17.1	-24%
Other specialty plant nutrients (*)	Th. MT	34.1	39.0	-4.8	-12%
Specialty Plant Nutrition Revenues	MUS$	330.3	217.2	113.2	52%

*Includes trading of other specialty fertilizers.

Revenues from specialty plant nutrition business line were affected by higher prices of all fertilizers, particularly potassium nitrate. Prices increased almost 10% compared to the first quarter 2022. As a result of these historically high prices, demand in the agricultural potassium nitrate market could decrease about 10% this year compared to global demand in 2021, therefore, we believe that our sales volumes in 2022 will be lower than what we reported in 2021.

Gross profit(2) for the SPN segment accounted for approximately 11% of SQM’s consolidated gross profit for the six months ended June 30, 2022.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the six months ended June 30, 2022 totaled US$326.7 million, an increase of 48.8% compared to US$219.5 million reported for the six months ended June 30, 2021.

Iodine and derivatives revenues for the second quarter 2022 amounted to US$174.2 million, an increase of 40.6% compared to US$123.9 million recorded during the second quarter 2021.

Iodine and Derivative Sales Volumes and Revenues:

		6M2022	6M2021	2022/2021
Iodine and Derivatives	Th. MT	6.2	6.4	-0.2	-2%
Iodine and Derivatives Revenues	MUS$	326.7	219.5	107.1	49%

		2Q2022	2Q2021	2022/2021
Iodine and Derivatives	Th. MT	3.2	3.6	-0.4	-11%
Iodine and Derivatives Revenues	MUS$	174.2	123.9	50.3	41%

Sales volumes during the second quarter reached 3,200 metric tons, slightly higher than the first quarter of this year. During the second quarter, we continued to see strong momentum related to prices and our average prices increased approximately 9% when compared to the first quarter of this year. The strong demand recovery we saw in 2021 coupled with demand growth of 1-2% this year could lead to continued price pressure throughout 2022, leading to significantly higher average price when compared to 2021.

Gross profit(2) for the Iodine and Derivatives segment accounted for approximately 8% of SQM’s consolidated gross profit for the six months ended June 30, 2022.

Potassium: Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for the six months ended June 30, 2022 totaled US$296.5 million, a 148.6% increase compared to the six months ended June 30, 2021, when revenues amounted to US$119.3 million.

Potassium chloride and potassium sulfate revenues increased 209.4% in the second quarter of 2022, reaching US$182.4 million, compared to US$59.0 million for the second quarter of 2021.

Potassium Chloride & Potassium Sulfate Sales Volumes and Revenues:

		6M2022	6M2021	2022/2021
Potassium Chloride and Potassium Sulfate	Th. MT	319.3	386.8	-67.5	-17.4%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	296.5	119.3	177.2	148.6%

		2Q2022	2Q2021	2022/2021
Potassium Chloride and Potassium Sulfate	Th. MT	177.6	184.5	-6.9	-4%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	182.4	59.0	123.5	209%

Revenues in the potassium chloride business line were impacted by record level prices in the potassium chloride market and ultimately average prices of over US$1,000 per ton during the second quarter 2022, almost 28% higher than prices reported during the first quarter this year. In recent weeks, we have seen higher stock levels in the market, that are pressuring prices, especially in Brazil, a market important to us, and believe that our average prices could decrease during the remained of the year compared to prices reported in the second quarter.

Our sales volumes reached approximately 178,000 metric tons during the second quarter 2022, which was about 25% higher than sales volumes reported during the first quarter this year. In light of uncertainty in global fertilizers markets, we still believe our total sales volumes in this business line will reach approximately 750,000 metric tons during 2022.

Gross profit(2) for the Potassium Chloride and Potassium Sulfate segment accounted for approximately 7% of SQM’s consolidated gross profit for the six months ended June 30, 2022.

Industrial Chemicals

Industrial chemicals revenues for the six months ended June 30, 2022 reached US$86.0 million, 59.5% higher than US$53.9 million recorded for the six months ended June 30, 2021.

Revenues for the second quarter of 2022 totaled US$59.0 million, an increase of 242.7% compared to the revenues for the second quarter of 2021 of US$17.2 million.

Industrial Chemicals Sales Volumes and Revenues:

		6M2022	6M2021	2022/2021
Industrial Nitrates	Th. MT	69.9	73.9	-4.0	-5%
Industrial Chemicals Revenues	MUS$	86.0	53.9	32.1	59%

		2Q2022	2Q2021	2022/2021
Industrial Nitrates	Th. MT	52.9	21.3	31.7	149%
Industrial Chemicals Revenues	MUS$	59.0	17.2	41.8	243%

Industrial chemicals revenues for the six months ended June 30, 2022, increased compared to revenues reported during the same period last year as a result of higher solar salts sales volumes. During the second quarter we sold approximately 34,000 metric tons of solar salts and we expect to sell about 90,000 metric tons for the year.

Gross profit(2) for the Industrial Chemicals segment accounted for approximately 1% of SQM’s consolidated gross profit for the six months ended June 30, 2022.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$10.9 million for the six months ended June 30, 2022, a decrease compared to US$14.3 million for the six months ended June 30, 2021.

Financial Information

Cost of Goods Sold

Cost of goods sold, excluding total depreciation and amortization expenses, amounted to US$2,040.8 million for the six months ended June 30, 2022, an increase of 197% compared to US$687.5 million for the same period in 2021 due to an increase in lithium sales volumes, energy cost and overall inflation.

Administrative Expenses

Administrative expenses totaled US$66.9 million (1.4% of revenues) for the six months ended June 30, 2022, an increase of 24.2% compared to US$53.9 million (4.8% of revenues) for the six months ended June 30, 2021.

Financial Indicators

Net Financial Expenses

Net financial expenses for the six months ended June 30, 2022 were US$39.1 million, compared to US$37.4 million for the six months ended June 30, 2021.

Income Tax Expense

For the six months ended June 30, 2022, the income tax expense reached US$668.1 million, representing an effective tax rate of 28.7%, compared to an income tax expense of US$62.1 million during the six months ended June 30, 2021. The Chilean corporate tax rate was 27.0% in 2022 and 2021.

Adjusted EBITDA(3)

Adjusted EBITDA for the six months ended June 30, 2022 was US$2,510.9 million (Adjusted EBITDA margin of 54.4%), compared to US$375.1 million (Adjusted EBITDA margin of 33.6%) for the six months ended June 30, 2021.

Adjusted EBITDA for the second quarter of 2022 was US$1,324.5 million (Adjusted EBITDA margin of 51.0%), compared to US$210.0 million (Adjusted EBITDA margin of 35.7%) for the second quarter of 2021.

Notes:

1)	Net income refers to the comprehensive income attributable to controlling interests.
2)	A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this release, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.
3)	Adjusted EBITDA = EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences. EBITDA = Profit for the Period + Depreciation and Amortization Expenses + Finance Costs + Income Tax. Adjusted EBITDA margin = Adjusted EBITDA/revenues. We have included adjusted EBITDA to provide investors with a supplemental measure of our operating performance. We believe adjusted EBITDA is important supplemental measure of operating performance because it eliminates items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Adjusted EBITDA has important limitations as analytical tool. For example, adjusted EBITDA does not reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.

We believe that the presentation of the non-IFRS financial measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBITDA and adjusted EBITDA only supplementally.

El Trovador 4285

Las Condes, Santiago, Chile

7550079

sqm.com

	For the 2nd quarter		For the six months ended June 30,
(US$ millions)	2022	2021	2022	2021
Profit for the Period	861.5	90.9	1,658.9	160.6
(+) Depreciation and amortization expenses	60.6	53.4	115.8	106.5
(+) Finance costs	23.4	19.4	48.8	39.3
(+) Income tax expense	354.0	36.1	668.1	62.1
EBITDA	1,299.5	199.8	2,491.6	368.5
(-) Other income	2.3	12.0	4.9	14.7
(-) Other gains (losses)	(0.8)	(4.9)	(0.3)	(4.9)
(-) Share of Profit of associates and joint ventures accounted for using the equity method	4.3	3.3	14.2	5.6
(+) Other Expenses	(20.0)	(13.5)	(24.5)	(14.6)
(+) Impairment of financial assets and reversal of impairment losses	(3.5)	(1.9)	(8.5)	(0.6)
(-) Finance income	6.9	1.1	9.7	1.9
(-) Foreign currency translation differences	(14.2)	(6.4)	(14.8)	(8.7)
Adjusted EBITDA	1,324.5	210.0	2,510.9	375.1

Consolidated Statement of Financial Position

(US$ Millions)	As of Jun. 30,	As of Dec. 31,
	2022	2021
Total Current Assets	6,163.2	4,586.1
Cash and cash equivalents	1,946.4	1,515.1
Other current financial assets	675.9	919.0
Accounts receivable (1)	1,435.6	740.2
Inventory	1,673.5	1,183.8
Others	431.8	228.0

Total Non-current Assets	3,116.0	2,458.2
Other non-current financial assets	13.2	9.3
Investments in related companies	38.1	39.8
Property, plant and equipment	2,317.5	2,012.2
Other Non-current Assets	747.2	396.9

Total Assets	9,279.2	7,044.3

Total Current Liabilities	3,391.6	991.7
Short-term debt	437.0	51.3
Others	2,954.6	940.4

Total Long-Term Liabilities	2,317.4	2,836.6
Long-term debt	2,173.5	2,587.7
Others	143.9	248.9

Shareholders' Equity before Minority Interest	3,534.8	3,181.5

Minority Interest	35.3	34.5

Total Shareholders' Equity	3,570.2	3,216.0

Total Liabilities & Shareholders' Equity	9,279.2	7,044.3

Liquidity (2)	1.8	4.6

(1) Accounts receivable + accounts receivable from related companies

(2) Current assets / current liabilities

Consolidated Statement of Income

(US$ Millions)	For the 2nd quarter		For the six months ended Jun. 30,
	2022	2021	2022	2021
Revenues	2,598.8	588.0	4,618.6	1,116.5

Lithium and Lithium Derivatives	1,846.6	163.0	3,293.0	298.3
Specialty Plant Nutrition (1)	330.3	217.2	605.6	411.2
Iodine and Iodine Derivatives	174.2	123.9	326.7	219.5
Potassium Chloride & Potassium Sulfate	182.4	59.0	296.5	119.3
Industrial Chemicals	59.0	17.2	86.0	53.9
Other Income	6.2	7.7	10.9	14.3

Cost of Goods Sold	(1,240.8)	(348.7)	(2,040.8)	(687.5)
Depreciation and Amortization	(60.6)	(53.4)	(115.8)	(106.5)

Gross Profit	1,297.4	185.9	2,462.1	322.5

Administrative Expenses	(33.6)	(29.2)	(66.9)	(53.9)
Financial Expenses	(23.4)	(19.4)	(48.8)	(39.3)
Financial Income	6.9	1.1	9.7	1.9
Exchange Difference	(14.2)	(6.4)	(14.8)	(8.7)
Other	(17.6)	(4.9)	(14.2)	0.2

Income Before Taxes	1,215.6	127.0	2,327.0	222.7

Income Tax	(354.0)	(36.1)	(668.1)	(62.1)

Net Income before minority interest	861.5	90.9	1,658.9	160.6

Minority Interest	(2.3)	(1.1)	(3.5)	(2.9)

Net Income	859.3	89.8	1,655.4	157.8
Net Income per Share (US$)	3.01	0.31	5.80	0.55

(1) Includes other specialty fertilizers

About SQM

SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s capital expenditures, financing sources, Sustainable Development Plan, business and demand outlook, future economic performance, anticipated sales volumes, profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, including the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: August 17, 2022	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.